EXHIBIT 99.1

COLLIERS INTERNATIONAL

GROUP INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Third Quarter

September 30, 2015

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)

(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the

United States of America

	Three months		Nine months
	ended September 30		ended September 30,
	2015	2014	2015	2014
Revenues	$420,278	$372,576	$1,165,872	$1,040,619

Cost of revenues	265,510	229,500	713,520	627,388
Selling, general and administrative expenses	112,496	117,689	355,634	348,997
Depreciation	5,482	4,766	16,125	14,392
Amortization of intangible assets	4,312	3,555	11,943	11,476
Acquisition-related items (note 6)	1,655	3,938	3,696	4,838
Spin-off stock-based compensation costs (note 13)	-	-	35,400	-
Spin-off transaction costs	1,013	-	14,147	-
Operating earnings	29,810	13,128	15,407	33,528
Interest expense, net	2,631	1,706	6,522	4,634
Other income, net (note 7)	(461)	(217)	(287)	(936)
Earnings before income tax	27,640	11,639	9,172	29,830
Income tax (note 8)	9,226	4,623	12,076	8,304
Net earnings (loss) from continuing operations	18,414	7,016	(2,904)	21,526
Net earnings from discontinued operations, net of income tax (note 5)	-	15,094	1,104	22,660
Net earnings (loss)	18,414	22,110	(1,800)	44,186
Non-controlling interest share of earnings (note 11)	4,566	4,521	13,386	14,656
Non-controlling interest redemption increment (note 11)	6,185	(6,973)	(2,835)	3,189
Net earnings (loss) attributable to Company	$7,663	$24,562	$(12,351)	$26,341

Net earnings (loss) per common share (note 12)
Basic
Continuing operations	$0.20	$0.26	$(0.37)	$0.10
Discontinued operations	-	0.42	0.03	0.63
	$0.20	$0.68	$(0.34)	$0.73
Diluted
Continuing operations	$0.20	$0.26	$(0.37)	$0.10
Discontinued operations	-	0.42	0.03	0.62
	$0.20	$0.68	$(0.34)	$0.72

The accompanying notes are an integral part of these financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months		Nine months
	ended September 30		ended September 30
	2015	2014	2015	2014

Net earnings (loss)	$18,414	$22,110	$(1,800)	$44,186

Foreign currency translation loss	(7,450)	(24,906)	(35,133)	(25,021)

Comprehensive earnings (loss)	10,964	(2,796)	(36,933)	19,165
Less: Comprehensive earnings (loss) attributable to
non-controlling shareholders	12,070	(8,216)	19,233	11,974
Comprehensive earnings (loss) attributable to Company	$(1,106)	$5,420	$(56,166)	$7,191

The accompanying notes are an integral part of these financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	September 30, 2015	December 31, 2014
Assets
Current Assets
Cash and cash equivalents	$98,167	$90,003
Accounts receivable, net of allowance of $20,350 (December 31, 2014 -
$18,199)	269,675	294,174
Income tax recoverable	13,516	13,041
Inventories	18,227	9,461
Prepaid expenses and other current assets	33,735	23,461
Deferred income tax	19,561	26,956
Assets held for spin-off (note 5)	-	250,723
	452,881	707,819

Other receivables	832	2,264
Other assets	21,097	19,332
Fixed assets	61,770	65,191
Deferred income tax	90,273	79,067
Intangible assets	118,312	114,812
Goodwill	291,898	286,121
Assets held for spin-off (note 5)	-	364,821
	584,182	931,608
	$1,037,063	$1,639,427

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$83,085	$82,662
Accrued liabilities	305,849	379,256
Income taxes payable	10,311	9,599
Unearned revenues	5,375	7,492
Long-term debt - current (note 9)	3,778	18,671
Contingent acquisition consideration - current (note 10)	1,531	6,385
Deferred income tax	110	-
Liabilities held for spin-off (note 5)	-	126,094
	410,039	630,159

Long-term debt - non-current (note 9)	316,265	235,320
Contingent acquisition consideration (note 10)	23,915	14,656
Other liabilities	23,360	23,341
Deferred income tax	19,862	21,969
Liabilities held for spin-off (note 5)	-	330,701
	383,402	625,987
Redeemable non-controlling interests (note 11)	134,527	150,066

Shareholders' equity
Common shares	381,965	310,401
Contributed surplus	50,740	46,931
Deficit	(273,294)	(118,242)
Accumulated other comprehensive loss	(57,702)	(13,887)
Total Company shareholders' equity	101,709	225,203
Non-controlling interests	7,386	8,012
Total shareholders' equity	109,095	233,215
	$1,037,063	$1,639,427

The accompanying notes are an integral part of these financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed		comprehensive	controlling	shareholders'
	shares	Amount	surplus	Deficit	loss	interests	equity
Balance, December 31, 2014	35,806,955	$310,401	$46,931	$(118,242)	$(13,887)	$8,012	$233,215
Net loss	-	-	-	(1,800)	-	-	(1,800)
Other comprehensive loss	-	-	-	-	(35,133)	-	(35,133)
Other comprehensive earnings
attributable to NCI	-	-	-	-	(8,682)	(816)	(9,498)
NCI share of earnings	-	-	-	(13,386)	-	2,548	(10,838)
NCI redemption increment	-	-	-	2,835	-	-	2,835
Distributions to NCI	-	-	-	-	-	(2,390)	(2,390)
Acquisition of businesses, net	-	-	-	-	-	32	32
Spin-off distribution (note 5)	-	-	-	(139,121)	-	-	(139,121)
Subsidiaries’ equity transactions	-	-	999	-	-	-	999
Subordinate Voting Shares:
Issued on exchange for NCI	1,997,956	66,692	-	-	-	-	66,692
Stock option expense	-	-	3,463	-	-	-	3,463
Stock options exercised	170,400	4,872	(1,128)	-	-	-	3,744
Tax benefit on options
exercised	-	-	475	-	-	-	475
Dividends	-	-	-	(3,580)	-	-	(3,580)
Balance, September 30, 2015	37,975,311	$381,965	$50,740	$(273,294)	$(57,702)	$7,386	$109,095

The accompanying notes are an integral part of these financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended		Nine months ended
	September 30		September 30
	2015	2014	2015	2014
Cash provided by (used in)

Operating activities
Net earnings (loss) from continuing operations	$18,414	$7,016	$(2,904)	$21,526

Items not affecting cash:
Depreciation and amortization	9,794	8,321	28,068	25,868
Spin-off stock based compensation	-	-	35,400	-
Deferred income tax	14	1,481	(5,475)	899
Other	1,187	(6,081)	6,298	(4,522)

Changes in non-cash working capital:
Accounts receivable	(2,665)	12,954	17,538	25,146
Inventories	(2,252)	3,158	(10,394)	(2,141)
Prepaid expenses and other current assets	1,775	3,249	(5,535)	(5,778)
Payables and accruals	44,592	3,058	(31,989)	(56,782)
Unearned revenues	(1,274)	(400)	(1,779)	328
Other liabilities	(23)	(333)	(3,698)	(3,689)
Contingent acquisition consideration	(159)	(256)	(1,332)	(19,785)
Discontinued operations	-	29,770	29,416	50,692
Net cash provided by operating activities	69,403	61,937	53,614	31,762

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(11,626)	(4,975)	(28,900)	(43,966)
Purchases of fixed assets	(4,491)	(3,102)	(15,793)	(19,981)
Other investing activities	(3,778)	11,346	(7,166)	8,827
Discontinued operations	-	(11,637)	(10,448)	(33,307)
Net cash used in investing activities	(19,895)	(8,368)	(62,307)	(88,427)

Financing activities
Increase in long-term debt	752	10,986	593,255	244,945
Repayment of long-term debt	(55,525)	(51,113)	(599,294)	(142,683)
Purchases of non-controlling interests, net	(4,317)	(1,311)	(5,210)	(12,926)
Contingent acquisition consideration	(209)	-	(4,192)	(5,750)
Proceeds received on exercise of options	88	2,075	3,743	8,606
Incremental tax benefit on stock options exercised	(1,470)	545	475	3,513
Dividends paid to common shareholders	-	(3,597)	(3,581)	(10,775)
Distributions paid to non-controlling interests	(5,290)	(5,902)	(12,778)	(19,316)
Repurchases of Subordinate Voting Shares	-	(10,249)	-	(20,355)
Financing fees paid	(83)	-	(3,029)	-
Net cash (used in) provided by financing activities	(66,054)	(58,566)	(30,611)	45,259

Effect of exchange rate changes on cash	(9,011)	59	(19,322)	(1,293)

Decrease in cash and cash equivalents	(25,557)	(4,938)	(58,626)	(12,699)

Cash and cash equivalents, beginning of period	123,724	134,943	156,793	142,704

Cash and cash equivalents, end of period	$98,167	$130,005	$98,167	$130,005

The accompanying notes are an integral part of these financial statements.

COLLIERS INTERNATIONAL GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

(Unaudited)

(in thousands of US dollars, except per share amounts)

1. DESCRIPTION OF THE BUSINESS – Colliers International Group Inc. (“Colliers” or the “Company”) provides commercial real estate services to corporate and institutional clients in 41 countries around the world (67 countries including affiliates and franchisees). Colliers’ primary services are outsourcing & advisory services, lease brokerage, and sales brokerage. Operationally, Colliers is organized into three geographical regions – Americas, Europe, Middle East & Africa (“EMEA”), and Asia Pacific.

On June 1, 2015, “old” FirstService Corporation (“Old FSV”) completed a plan of arrangement (the “spin-off”) which separated Old FSV into two independent public companies – Colliers and “new” FirstService Corporation (“FirstService”). Under the spin-off, Old FSV shareholders received one Colliers share and one FirstService share of the same class as each Old FSV share previously held.

The historical operations of FirstService, including its results of operations, cash flows, and related assets and liabilities have been reclassified as discontinued operations for all periods presented herein (see note 5).

2. SUMMARY OF PRESENTATION – These unaudited Interim Condensed Consolidated Financial Statements (the “Financial Statements”) have been prepared by the Company in accordance with disclosure requirements for the presentation of interim financial information. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These Financial Statements should be read in conjunction with the audited consolidated financial statements of Old FSV for the year ended December 31, 2014.

These Financial Statements follow the same accounting policies as the most recent audited consolidated financial statements of Old FSV. In the opinion of management, the Financial Statements contain all adjustments necessary to a fair statement of the financial position of the Company as at September 30, 2015 and the results of operations and its cash flows for the three and nine month periods ended September 30, 2015. All such adjustments are of a normal recurring nature. The results of operations for the three and nine month periods ended September 30, 2015 are not necessarily indicative of the results to be expected for the year ending December 31, 2015.

During the three months ended June 30, 2015, a revenue transaction initially recorded in the fourth quarter of 2014 was reversed as it was determined through subsequent events that the revenue was not realized. The impact of this immaterial out of period adjustment was a reduction in revenue of $5,040, a reduction in net earnings of $635 and a reduction in diluted earnings per share from continuing operations of $0.02.

3. IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS – In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for US GAAP and International Financial Reporting Standards (“IFRS”) and is effective for the Company on January 1, 2018. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In April 2015, FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs. The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU. This ASU is effective for the Company on January 1, 2016, at which time the guidance will be applied retrospectively.

4. ACQUISITIONS – During the nine months ended September 30, 2015, the Company acquired controlling interests in six businesses, four operating in the Americas (Texas, the US Northeast, Missouri and Florida) and two operating in EMEA (Belgium and Morocco). The acquisition date fair value of consideration transferred was as follows: cash of $28,900 (net of cash acquired of $1,189) and contingent consideration of $10,049 (2014 - cash of $43,966 and contingent consideration of $12,298). These acquisitions were accounted for by the purchase method of accounting for business combinations and accordingly, the consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates.

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to four-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified revenue or earnings level and (iii) the actual revenue or earnings for the contingency period. If the acquired business does not achieve the specified revenue or earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at September 30, 2015 was $25,446 (see note 10). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $33,330 to a maximum of $37,033. The contingencies will expire during the period extending to July 2020. During the nine months ended September 30, 2015, $5,524 was paid with reference to such contingent consideration (2014 - $25,535).

5. DISPOSALS – Discontinued operations include three businesses: (i) FirstService (which is comprised of Old FSV’s Residential Real Estate Services and Property Services segments) (ii) a U.S.-based commercial real estate consulting operation (previously reported in Old FSV’s Commercial Real Estate Services segment) and (iii) an REO rental operation (previously reported in Old FSV’s Residential Real Estate Services segment).

The spin-off of FirstService was completed on June 1, 2015, resulting in a distribution of one FirstService share of the same class as each Old FSV share previously held to all shareholders. The spin-off distribution was accounted for at the carrying amount, without gain or loss, and resulted in a reduction of shareholders’ equity of $139,121.

Colliers and FirstService were separated in to two independent public companies to enable each company to intensify its focus on its distinct brand, customers and industry dynamics and also have the flexibility to pursue independent value creation strategies while optimizing its capital structure and financial resources.

In July 2014, the Company completed the sale of the U.S.-based commercial real estate consulting operation for cash consideration of $12,100. The pre-tax gain on disposal was $6,607, before income tax expense of $3,023 resulting in a net gain of $3,584. In April 2014, the Company completed the sale of the REO rental operation for cash consideration of $1,500. The pre-tax loss on disposal was $2,699, before income tax expense of $268 resulting in a net loss of $2,967.

Operating results of the discontinued operations are shown below:

	Three months ended		Nine months ended
	September 30		September 30
	2015	2014	2015	2014
Revenues	$-	$312,029	$479,636	$856,717

Cost of revenues	-	215,906	340,941	601,134
Selling, general and administrative expenses	-	64,541	106,894	187,175
Depreciation	-	3,935	7,566	11,803
Amortization of intangible assets	-	2,151	4,253	6,549
Acquisition-related items	-	795	214	1,118
Operating earnings	-	24,701	19,768	48,938

Interest expense, net	-	1,733	993	5,193
Other expense (income)	-	31	147	(97)
Earnings before income tax	-	22,937	18,628	43,842

Income tax expense	-	5,401	9,216	13,150
Net operating earnings from discontinued operations	-	17,536	9,412	30,692

Net gain (loss) on disposal	-	3,283	-	316
Net earnings from discontinued operations	$-	$20,819	$9,412	$31,008

Non-controlling interest share of earnings	-	2,855	4,566	5,097
Non-controlling interest redemption increment	-	2,870	3,742	3,251
Net earnings (loss) from discontinued operations
attributable to Company	$-	$15,094	$1,104	$22,660

Net earnings per share from discontinued operations
Basic	$-	$0.42	$0.03	$0.63
Diluted	-	0.42	0.03	0.62

The following table shows the assets and liabilities distributed upon the spin-off of FirstService on June 1, 2015 and the assets and liabilities held for spin-off as of December 31, 2014. The amounts allocated to goodwill represent the goodwill within the reporting units comprising the Residential Real Estate Services and Property Services segments of Old FSV.

	June 1, 2015	December 31, 2014
Cash and cash equivalents	$38,700	$66,790
Accounts receivable, net of allowance	130,483	115,143
Income tax recoverable, net	6,027	16,262
Inventories	12,076	9,489
Prepaids and other assets	23,461	24,372
Deferred income tax	18,982	18,667
Current assets	229,729	250,723
Capital assets	56,254	55,203
Other assets and receivables	3,109	4,736
Deferred income tax	9,153	4,572
Intangible assets	83,911	82,877
Goodwill	215,888	217,433
Non-current assets	368,315	364,821
Total assets	$598,044	$615,544

Accounts payable	$40,883	$24,687
Accrued liabilities	59,418	55,563
Contingent acquisition consideration	4,729	4,586
Income tax payable, net	-	5,650
Unearned revenue	31,736	16,079
Long-term debt	1,006	17,725
Deferred income tax	1,804	1,804
Current liabilties	139,576	126,094
Long-term debt	224,915	221,632
Contingent acquisition consideration	2,078	1,509
Deferred income tax	14,023	14,236
Other liabilities	12,117	12,398
Non-current liabilities	253,133	249,775
Redeemable non-controlling interests	66,214	80,926
Total liabilities	$458,923	$456,795

6. ACQUISITION-RELATED ITEMS - Acquisition-related expense is comprised of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2015	2014	2015	2014

Transaction costs	$1,457	$2,756	$2,508	$3,691
Contingent consideration fair value adjustments	107	1,067	902	1,032
Contingent consideration compensation expense	91	115	286	115
	$1,655	$3,938	$3,696	$4,838

7. OTHER INCOME - Other (income) expense is comprised of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2015	2014	2015	2014

Disposal (gain) loss, net	$(375)	$37	$39	$9
Unusual loss (gain)	(12)	(146)	39	(548)
Equity loss (earnings)	(74)	(108)	(365)	(397)
	$(461)	$(217)	$(287)	$(936)

8. INCOME TAX – The provision for income tax for the nine months ended September 30, 2015 reflected an effective tax rate of 131.7% (2014 - 27.8%) relative to the combined statutory rate of approximately 26.5% (2014 - 26.5%). The current period’s tax rate was impacted by $35,400 in non-tax deductible stock-based compensation costs, foreign tax rate differential and other discrete items. In the prior year period, the difference between the effective rate and the statutory rate was primarily related to foreign tax rate differential and discrete items.

9. LONG-TERM DEBT – On June 1, 2015, the Company entered into a credit agreement with a syndicate of banks to provide a multi-currency revolving credit facility (the “Facility”) of $525,000. The Facility has a 5-year term ending June 1, 2020 and bears interest at 1.50% to 2.75% over floating reference rates, depending on certain leverage ratios. The Facility requires a commitment fee of 0.30% to 0.55% of the unused portion, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the Facility by up to $150,000 on the same terms and conditions as the original Facility.

The Company has granted the banks various collateral including an interest in all of the assets of the Company. The covenants require the Company to maintain certain ratios including financial leverage, interest coverage and net worth. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

In May 2015, Old FSV prepaid the remaining $12,500 outstanding balance on its 6.40% senior secured notes due September 2015. On June 1, 2015, in conjunction with the spin-off, Old FSV terminated its existing credit agreement and assigned the $150,000 principal balance of its 3.84% senior secured notes due January 2025 to FirstService.

10. FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of September 30, 2015:

		Fair value measurements at September 30, 2015
	Carrying value at
	September 30, 2015	Level 1	Level 2	Level 3

Contingent consideration liability	$25,446	$-	$-	$25,446

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 4% to 10.1%, with a weighted average of 9%). The wide range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is data point concentration at the 4% and 10.1% levels. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $950.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2015
Balance, January 1	$21,041
Amounts recognized on acquisitions	10,050
Fair value adjustments	1,188
Resolved and settled in cash	(5,524)
Other	(1,309)
Balance, September 30	$25,446

Less: Current portion	1,531
Non-current portion	$23,915

11. REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2015

Balance, January 1	$150,066
RNCI share of earnings	10,838
RNCI redemption increment	(2,835)
Distributions paid to RNCI	(10,388)
Purchases of interests from RNCI, net	(5,223)
RNCI exchanged for Subordinate Voting Shares (note 13)	(14,670)
RNCI recognized on business acquisitions	6,808
Other	(69)
Balance, September 30	$134,527

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of September 30, 2015 was $125,154. The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at September 30, 2015, approximately 2,900,000 such shares would be issued; this would be accretive to net earnings per common share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

12. NET EARNINGS (LOSS) PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position. The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Nine months ended
(in thousands)	September 30		September 30
	2015	2014	2015	2014

Basic shares	37,973	35,975	36,825	35,946
Assumed exercise of Company stock options	458	394	417	400
Diluted shares	38,431	36,369	37,242	36,346

13. STOCK-BASED COMPENSATION

Company stock option plan

The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its CEO. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at September 30, 2015, there were 1,294,750 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards. On June 1, 2015, the Company completed the spin-off of FirstService, and in connection with the spin-off, the exercise prices of the Company’s stock options were modified to 58.57% of the Old FSV amounts, reflecting the estimated fair value of the Company relative to Old FSV. All other conditions relating to the stock options including terms and vesting periods remained the same and there was no acceleration of vesting. As no incremental fair value was awarded in connection with the modification, it did not result in additional compensation expense.

There were 668,500 stock options granted during the nine months ended September 30, 2015 (2014 - 338,000). Stock option activity for the nine months ended September 30, 2015 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value
Shares issuable under options -
Beginning of period	1,463,900	$20.92
Granted	668,500	36.30
Exercised	(170,400)	19.18
Shares issuable under options -
End of period	1,962,000	$26.31	2.95	$28,061
Options exercisable - End of period	767,650	$21.01	1.84	$15,031

The amount of compensation expense recorded in the statement of earnings for the nine months ended September 30, 2015 was $3,463 (2014 - $1,688). As of September 30, 2015, there was $4,783 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 5 years. During the nine month period ended September 30, 2015, the fair value of options vested was $2,532 (2014 - $7,062).

Subsidiary stock option plan

Prior to June 1, 2015, Old FSV had a stock option plan at its Commercial Real Estate Services subsidiary. In conjunction with the spin off, the Company exchanged the redeemable non-controlling interests and stock options at this subsidiary for 1,997,956 Subordinate Voting Shares of the Company. Upon the exchange, the Company reclassified $16,622 of stock-based compensation liability and $14,670 of redeemable non-controlling interests to shareholders’ equity and also recognized $35,400 of stock-based compensation expense. Of the 1,997,956 Subordinate Voting Shares issued, 1,590,000 are subject to contractual retention and escrow periods of one to three years.

14. CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

15. SEGMENTED INFORMATION – Upon completion of the spin-off of FirstService on June 1, 2015, the Residential Real Estate Services and Property Services operating segments of Old FSV were distributed to shareholders. The Commercial Real Estate Services segment was retained and comprises the business of Colliers.

Effective June 1, 2015, Colliers identified three reportable operating segments, which are grouped geographically and based on the manner in which the segments are managed. Management assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. Corporate includes the costs of global administrative functions and the corporate head office.

OPERATING SEGMENTS

			Asia
	Americas	EMEA	Pacific	Corporate	Consolidated

Three months ended September 30

2015
Revenues	$223,870	$107,647	$88,468	$293	$420,278
Depreciation and amortization	4,674	3,285	1,290	545	9,794
Operating earnings	17,850	8,538	6,826	(3,404)	29,810

2014
Revenues	$201,913	$72,499	$97,948	$216	$372,576
Depreciation and amortization	3,358	2,676	1,543	744	8,321
Operating earnings	11,483	1,374	10,699	(10,428)	13,128

			Asia
	Americas	EMEA	Pacific	Corporate	Consolidated

Nine months ended September 30

2015
Revenues	$613,364	$294,493	$257,269	$746	$1,165,872
Depreciation and amortization	12,806	9,185	3,979	2,098	28,068
Operating earnings	39,459	18,242	21,983	(64,277)	15,407

2014
Revenues	$568,395	$202,785	$268,848	$591	$1,040,619
Depreciation and amortization	11,080	8,682	4,049	2,057	25,868
Operating earnings	32,470	7,267	25,746	(31,955)	33,528

GEOGRAPHIC INFORMATION

	United States	Canada	Australia	Other	Consolidated

Three months ended September 30

2015
Revenues	$160,869	$56,237	$48,605	$154,567	$420,278
Total long-lived assets	125,991	60,314	36,780	248,895	471,980

2014
Revenues	$127,248	$64,963	$55,207	$125,158	$372,576
Total long-lived assets	93,353	54,883	52,407	209,873	410,516

	United States	Canada	Australia	Other	Consolidated

Nine months ended September 30

2015
Revenues	$429,820	$162,339	$137,577	$436,136	$1,165,872

2014
Revenues	$361,033	$181,394	$148,891	$349,301	$1,040,619

COLLIERS INTERNATIONAL GROUP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE nine MONTH PERIOD ENDED September 30, 2015

(in US dollars)

November 3, 2015

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of Colliers International Group Inc. (the “Company” or “Colliers”) for the three and nine month periods ended September 30, 2015, the audited consolidated financial statements, and MD&A of the Company’s predecessor, FirstService Corporation (“Old FSV”), for the year ended December 31, 2014, and the unaudited pro forma consolidated financial statements of Colliers for the year ended December 31, 2014, as well as Old FSV’s Management Information Circular dated March 16, 2015 (the “Circular”). The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and nine month periods ended September 30, 2015 and up to and including November 3, 2015.

Additional information about the Company, including the Circular and its Annual Information Form, which is included in Old FSV’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the US Securities and Exchange Commission website at www.sec.gov.

Colliers’ business

On June 1, 2015, Old FSV completed a plan of arrangement (the “spin-off”) which separated Old FSV into two independent publicly traded companies – Colliers International Group Inc., a global leader in commercial real estate services and a new FirstService Corporation (“FirstService”), the North American leader in residential property management and services. The spin-off was designed to enhance long-term value for shareholders by creating two independent and sustainable companies, each with the ability to pursue and achieve greater success by employing independent value creation strategies best suited to its core businesses and customers. Under the spin-off, Old FSV shareholders received one Colliers share and one FirstService share of the same class as each Old FSV share previously held.

Colliers reports its financial performance in three separate and distinct regions: Americas; Europe Middle East and Africa (“EMEA”); and Asia and Australasia (“Asia Pacific”). We split our service offerings into three lines of business: Outsourcing & Advisory, Lease Brokerage and Sale Brokerage. Each of these lines of business are described in detail in the Circular.

In conjunction with the spin-off, the Residential Real Estate Services and Property Services segments of Old FSV were transferred to FirstService. Colliers, as the successor to Old FSV, retained Commercial Real Estate Services segment of Old FSV. This MD&A presents the financial and operating results of Colliers on a continuing operations basis for all periods presented. The FirstService operations are presented as a discontinued operation for all periods presented.

Consolidated review

We reported strong revenue growth for the third quarter ended September 30, 2015 due to a combination of internal growth and recent acquisitions. Consolidated revenue growth was 13% relative to the same quarter in the prior year (25% measured in local currencies). Adjusted earnings per share (see “Reconciliation of non-GAAP measures” below) for the third quarter was $0.52, up 49% from $0.35 in the prior year quarter. Net earnings per share from continuing operations was $0.20, down from $0.26 in the prior year quarter primarily due to a recovery in the redeemable non-controlling interest (“RNCI”) redemption increment in the prior year period which occurred due to the revaluation of foreign currency denominated RNCI. Both adjusted earnings per share and GAAP earnings per share for the third quarter of 2015 would have been approximately $0.08 higher excluding foreign exchange impacts.

During the first nine months of 2015, the Company acquired controlling interests in six businesses, four operating in the Americas (Texas, the US Northeast, Missouri and Florida) and two operating in EMEA (Belgium and Morocco). The total initial cash consideration for these acquisitions was $28.9 million.

For both the third quarter and the nine months ended September 30, 2015, revenue growth was led by Outsourcing & Advisory services due to a combination of recent acquisitions of project management firms in France (Q4 2014) and the US Northeast (Q2 2015) and strong internal growth in the project management and valuation service lines in the Americas region.

	Three months ended			Nine months ended
(in thousands of US$)	September 30		Growth	September 30		Growth
(LC = local currency)	2015	2014	in LC %	2015	2014	in LC %

Outsourcing & Advisory	$154,239	$121,683	43%	$443,498	$349,170	42%
Lease Brokerage	136,742	126,709	18%	378,236	346,308	18%
Sales Brokerage	129,297	124,184	17%	344,138	345,141	10%

Total revenues	$420,278	$372,576	25%	$1,165,872	$1,040,619	24%

Results of operations - three months ended September 30, 2015

Revenues for our third quarter were $420.3 million, 13% higher than the comparable prior year quarter (25% measured in local currencies). Internally generated revenues measured in local currencies were up 16% and recent acquisitions contributed 9% to revenue growth.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the third quarter was $43.0 million versus $31.0 million reported in the prior year quarter. Our Adjusted EBITDA margin was 10.2% of revenues versus 8.3% of revenues in the prior year quarter, primarily as a result of operating leverage from strong revenue growth and recent acquisitions. The operating earnings for the third quarter were $29.8 million, versus operating earnings of $13.1 million in the prior year period. The operating earnings margin was 7.1% versus 3.5% in the prior year quarter.

Depreciation expense was $5.5 million, versus $4.8 million recorded in the prior year quarter, with the increase attributable to investments in office leasehold improvements and the impact of business acquisitions in the past year.

Amortization expense was $4.3 million, versus $3.6 million recorded in the prior year quarter, as a result of additional intangible assets acquired in conjunction with recent business acquisitions.

Net interest expense was $2.6 million, versus $1.7 million recorded in the prior year quarter. The average interest rate on debt during the quarter was 3.1%, up slightly from 2.8% in the prior year quarter.

The consolidated income tax expense for the quarter was $9.2 million, relative to $4.6 million the prior year quarter, reflecting effective tax rates of 33.4% and 39.7%, respectively. The effective tax rate in both periods was impacted by foreign tax rate differential and discrete items.

The net earnings from continuing operations for the quarter was $18.4 million, versus earnings of $7.0 million in the prior year quarter. The current period’s results were attributable to strong revenue and margin growth in the Americas and EMEA regions, lower stock-based compensation expense and the elimination of $3.3 million of FirstService-related corporate costs incurred in the prior period.

Net earnings from discontinued operations include FirstService, which was spun off on June 1, 2015, as well as a US-based commercial real estate consulting operation which was sold in July 2014, and a REO rental operation which was sold in April 2014. Revenues of the discontinued operations for period owned during the third quarter of 2015 were nil (2014 - $312.0 million).

The Americas region generated $223.9 million of revenues during the third quarter, an increase of 18% from the prior year quarter measured in local currencies. Internal growth was 12% while the balance of growth resulted from recent acquisitions. Internal revenue growth was comprised primarily of increased Sales Brokerage revenues in the US as well as higher Outsourcing & Advisory revenues in the US and Canada, particularly project management and valuations. Third quarter adjusted EBITDA was $22.8 million, up 55% versus the year-ago period, with a margin of 10.2% versus 7.3% in the prior period, primarily due to operating leverage.

The EMEA region generated $107.6 million of revenues during the third quarter, an increase of 67% from the prior year quarter measured in local currencies. Internal growth was 30% while the balance of growth came from recent acquisitions. Internal revenue growth was comprised primarily of increased Sales Brokerage and Lease Brokerage in Germany, the UK and Poland, as well as Outsourcing & Advisory revenues, particularly project management. Third quarter adjusted EBITDA was $13.2 million, up 73% versus the year-ago period, at a margin of 12.3% versus 10.5% in the prior year period. Results in the current year period were favorably impacted by operating leverage from internal revenue growth.

The Asia Pacific region generated $88.5 million of revenues during the third quarter, an increase of 8% from the prior year quarter measured in local currencies, but down from $97.9 million reported in the prior year period. Revenue growth came entirely from internal sources and was comprised primarily of increased Sales and Lease Brokerage in the Australia and New Zealand markets. Third quarter adjusted EBITDA was $8.7 million, versus $12.4 million in the year-ago period, and was impacted by recruiting costs for new Asia leadership team members as well as transactions costs for an acquisition that was ultimately not completed.

Corporate costs were $1.7 million for the third quarter, relative to $3.7 million in the comparable prior year period, and were positively impacted by foreign currency translation of expenses and as well as lower compensation costs due to reduced headcount.

Results of operations - nine months ended September 30, 2015

Revenues for the nine months ended September 30, 2015 were $1.17 billion, 12% higher than the comparable prior year period (24% measured in local currencies). Internally generated revenues measured in local currencies were up 13% and acquisitions contributed 11% to revenue growth.

Year to date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $102.2 million, up 28% over the comparable prior year period. Our Adjusted EBITDA margin was 8.8% of revenues versus 7.7% of revenues in the prior year period, primarily due to operating leverage in the Americas and EMEA regions. The operating earnings for the period were $15.4 million, relative to $33.5 million in the prior year period, with the difference attributable to spin-off transaction costs and stock-based compensation. Our operating earnings margin was 1.3% (5.7% excluding spin-off charges) versus 3.2% in the prior year period.

We recorded depreciation expense of $16.1 million for the nine month period relative to $14.4 million for the comparable prior year period. The increase was attributable to recent investments in office leaseholds in major markets as well as fixed assets acquired with acquisitions during the past year.

We recorded amortization expense of $11.9 million for the nine month period relative to $11.5 million for the prior year period. The increase was attributable to short-lived backlog intangible assets acquired in conjunction with recent business acquisitions.

Net interest expense for the nine month period was $6.5 million, up from $4.6 million recorded in the prior year period. The average interest rate on debt during the period was 2.5%, versus 2.7% in the prior year period, while indebtedness increased $45.9 million as a result of business acquisitions completed since September 30, 2014.

Consolidated income tax expense for the nine month period was $12.1 million, relative to $8.3 million the prior year period, reflecting effective tax rates of 131.7% and 27.8%, respectively. The current period’s tax rate was impacted by $35.4 million of non-tax deductible spin-off stock-based compensation costs recorded during the second quarter; excluding this item, the tax rate for the nine month period was 27.1%. The effective tax rate is also impacted by foreign rate differential and other discrete items. The prior period’s tax rate was impacted by foreign rate differential and discrete items.

The net loss from continuing operations for the nine month period was $2.9 million, versus earnings of $21.5 million in the prior year period. The change was attributable to the spin-off stock-based compensation costs and spin-off transaction costs totalling $49.5 million recorded in the current period.

Net earnings from discontinued operations include FirstService, which was spun off on June 1, 2015, a US-based commercial real estate consulting operation which was sold in July 2014 and the REO rental operation which was sold in April 2014. Revenues of the discontinued operations for the nine months ended September 30, 2015 were $479.6 million (2014 - $856.7 million).

The Americas region reported revenues of $613.4 million during the nine months ended September 30, 2015, an increase of 15% measured in local currencies (8% measured in the reporting currency). Internal growth measured in local currencies was 10% and recent acquisitions contributed 5% revenue growth. Adjusted EBITDA for the period was $53.5 million, up from $41.7 million in the year-ago period. The margin was 8.7%, relative to 7.3% in the prior year period, and was favorably impacted by operating leverage and recent acquisitions.

The EMEA region reported revenues of $294.5 million during the nine months ended September 30, 2015, an increase of 65% measured in local currencies (45% measured in the reporting currency). Internal growth measured in local currencies was 25% and was driven by strong Sales and Lease Brokerage activity in Germany and the UK. Recent acquisitions contributed 40% revenue growth. Adjusted EBITDA for the period was $31.0 million, up from $19.4 million in the year-ago period. The margin was 10.5%, relative to 9.6% in the prior year period. The current period’s results were favorably impacted by operating leverage.

The Asia Pacific region reported revenues of $257.3 million during the nine months ended September 30, 2015, an increase of 9% measured in local currencies (decrease of 4% measured in the reporting currency). Internal growth measured in local currencies was 8% and was driven by Lease and Sales Brokerage activity in Australia and New Zealand. Recent acquisitions contributed 1% revenue growth. Adjusted EBITDA for the period was $26.7 million, versus $29.9 million in the year-ago period. The margin was 10.4%, relative to 11.1% in the prior year period.

Corporate costs for the nine month period were $9.0 million, relative to $11.4 million in the prior year period, and were impacted by foreign currency translation of expenses as well as reduced compensation expense from lower headcount.

Summary of quarterly results (unaudited)

The following table sets forth our unaudited quarterly consolidated results of operations data related to the continuing operations of Colliers. The information in the table below has been derived from unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2015
Revenues	$335,762	$409,832	$420,278
Operating earnings (loss)	2,343	(16,748)	29,810
Net earnings (loss) per share from continuing operations:
Basic	0.22	(0.79)	0.20
Diluted	0.22	(0.79)	0.20

YEAR ENDED DECEMBER 31, 2014
Revenues	$299,518	$368,525	$372,576	$541,652
Operating earnings	1,737	18,663	13,128	44,628
Net earnings (loss) per share from continuing operations:
Basic	(0.11)	(0.05)	0.26	0.75
Diluted	(0.11)	(0.05)	0.26	0.74
YEAR ENDED DECEMBER 31, 2013
Revenues	$244,384	$308,496	$320,274	$433,384
Operating earnings (loss)	(9,656)	8,440	6,427	37,173
Net earnings (loss) per share from continuing operations:
Basic	(0.62)	(0.08)	(0.22)	0.23
Diluted	(0.62)	(0.08)	(0.22)	0.23

OTHER DATA
Adjusted EBITDA - 2015	$14,583	$44,565	$43,043
Adjusted EBITDA - 2014	14,353	34,344	31,022	$67,053
Adjusted EBITDA - 2013	1,117	23,230	23,723	56,918
Adjusted EPS - 2015	0.10	0.58	0.52
Adjusted EPS - 2014	0.07	0.44	0.35	0.97
Adjusted EPS - 2013	(0.28)	0.26	0.33	0.71

Seasonality and quarterly fluctuations

The Company generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate sales brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These sales brokerage operations comprise approximately 30% of our annual consolidated revenues. Variations can also be caused by business acquisitions or dispositions which alter the consolidated service mix.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted earnings per share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings from continuing operations, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) spin-off stock-based compensation costs; (vii) spin-off transaction costs; (viii) corporate costs allocated to spin-off and (ix) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) from continuing operations to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2015	2014	2015	2014
Net earnings (loss) from continuing operations	$18,414	$7,016	$(2,904)	$21,526
Income tax	9,226	4,623	12,076	8,304
Other income, net	(461)	(217)	(287)	(936)
Interest expense, net	2,631	1,706	6,522	4,634
Operating earnings	29,810	13,128	15,407	33,528
Depreciation and amortization	9,794	8,321	28,068	25,868
Acquisition-related items	1,655	3,938	3,696	4,838
Spin-off stock-based compensation costs	-	-	35,400	-
Spin-off transaction costs	1,013	-	14,147	-
Corporate costs allocated to spin-off	-	3,272	2,010	5,817
Stock-based compensation expense	771	2,363	3,463	9,668
Adjusted EBITDA	$43,043	$31,022	$102,191	$79,719

Adjusted earnings per share is defined as diluted net earnings (loss) per share from continuing operations, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) spin-off stock-based compensation costs; (v) spin-off transaction costs; (vi) corporate costs allocated to spin-off and (vii) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) from continuing operations to adjusted net earnings and of diluted net earnings (loss) per share from continuing operations to adjusted earnings per share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2015	2014	2015	2014

Net earnings (loss) from continuing operations	$18,414	$7,016	$(2,904)	$21,526
Non-controlling interest share of earnings	(4,566)	(4,521)	(13,386)	(14,656)
Amortization of intangible assets	4,312	3,555	11,943	11,476
Acquisition-related items	1,655	3,938	3,696	4,838
Spin-off stock-based compensation costs	-	-	35,400	-
Spin-off transaction costs	1,013	-	14,147	-
Corporate costs allocated to spin-off	-	3,295	2,048	5,890
Stock-based compensation expense	771	2,363	3,463	9,668
Income tax on adjustments	(1,597)	(2,575)	(9,067)	(6,649)
Non-controlling interest on adjustments	-	(389)	(163)	(970)
Adjusted net earnings	$20,002	$12,682	$45,177	$31,123

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2015	2014	2015	2014
Diluted net earnings (loss) per share from continuing operations	$0.20	$0.26	$(0.37)	$0.10
Non-controlling interest redemption increment	0.16	(0.19)	(0.08)	0.09
Amortization of intangible assets, net of tax	0.08	0.07	0.22	0.21
Acquisition-related items	0.04	0.10	0.10	0.13
Spin-off stock-based compensation costs	-	-	0.95	-
Spin-off transaction costs, net of tax	0.02	-	0.27	-
Corporate costs allocated to spin-off, net of tax	-	0.06	0.04	0.11
Stock-based compensation expense, net of tax	0.02	0.05	0.08	0.23
Adjusted earnings per share	$0.52	$0.35	$1.21	$0.86

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

Net cash provided by operating activities for the nine month period ended September 30, 2015 was $53.6 million, versus $31.8 million in the prior year period. Excluding discontinued operations, the net cash provided by operating activities in the period was $24.2 million, versus $18.9 million of cash usage in the prior year period (the prior year included $19.8 million of contingent acquisition consideration paid to sellers of a previously acquired business). The cash provided by operations reflects cash generation in the third quarter offsetting seasonal cash usage in the first half of the year consistent with historical patterns. Cash flow from operating activities is expected to be strong in the fourth quarter in line with the seasonal peak of revenues expected to occur in December. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the nine months ended September 30, 2015, capital expenditures were $15.8 million. Based on our current operations, capital expenditures for the year ending December 31, 2015 are expected to be $23 to $25 million.

On June 17, 2015, the Company’s Board of Directors approved a dividend policy for the Company, which is a dividend of $0.08 per common share (being the Subordinate Voting Shares and Multiple Voting Shares) per annum, payable semi-annually. These dividends will be paid in cash after the end of the second and fourth quarters, beginning with the fourth quarter of 2015, to shareholders of record on the last business day of the quarter. All dividend payments are subject to the discretion of our Board of Directors.

Net indebtedness as at September 30, 2015 was $221.9 million, versus $164.0 million at December 31, 2014. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. The change in indebtedness was attributable to seasonal working capital usage, capital expenditures and the purchase price for recent acquisitions. We are in compliance with the covenants contained in our financing agreements as at September 30, 2015 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $197.5 million of available unused credit as of September 30, 2015.

On June 1, 2015, the Company entered into a credit agreement with a syndicate of 11 banks to provide a committed multi-currency revolving credit facility (the “Facility”) of $525.0 million. The Facility has a 5-year term ending June 1, 2020 and bears interest at 1.50% to 2.75% over floating reference rates, depending on certain leverage ratios. The Facility requires a commitment fee of 0.30% to 0.55% of the unused portion, depending on certain leverage ratios. At any time during the term, we have the right to increase the Facility by up to $150.0 million, on the same terms and conditions as the original Facility.

In conjunction with the spin-off, Old FSV (i) terminated its existing credit agreement; (ii) prepaid the remaining $12.5 million outstanding balance on its 6.40% senior secured notes due September 2015 and (iii) assigned its 3.84% senior secured notes due January 2025 to FirstService.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totalling $37.0 million as at September 30, 2015 ($30.3 million as at December 31, 2014) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to July 2020. The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period. We estimate that, based on current operating results, approximately 90% of the contingent consideration outstanding as of September 30, 2015 will ultimately be paid.

The following table summarizes our contractual obligations as at September 30, 2015:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$318,360	$3,039	$41,219	$274,102	$-
Interest on long-term debt	34,341	7,959	15,263	11,118	-
Capital lease obligations	1,682	738	709	235	-
Contingent acquisition consideration	25,446	1,531	23,068	847	-
Operating leases	254,927	56,621	81,608	53,686	63,012

Total contractual obligations	$634,757	$69,889	$161,867	$339,989	$63,012

At September 30, 2015, we had commercial commitments totaling $12.6 million comprised of letters of credit outstanding due to expire within one year.

Redeemable non-controlling interests

In most operations where managers are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 33.3% or 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with the shareholders’ agreements, was $125.2 million (December 31, 2014 - $149.2 million).

The amount recorded on our balance sheet under the caption “Redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above) and (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at September 30, 2015, the RNCI recorded on the balance sheet was $134.5 million. The purchase prices of the RNCI may be satisfied in cash or in Subordinate Voting Shares of Colliers. If all RNCI were redeemed with cash on hand and borrowings under the Facility, the estimated accretion to diluted net earnings per share from continuing operations for the nine months ended September 30, 2015 would be $0.21 and the accretion to adjusted EPS would be $0.28.

On June 1, 2015, in conjunction with the spin-off, certain minority shareholders and option holders of the former Commercial Real Estate Services subsidiary exchanged their shares and options for 1,997,956 Subordinate Voting Shares of Colliers. As a result of the exchange, the Company reclassified $16.9 million of stock-based compensation liability and $14.7 million of RNCI to shareholders’ equity and also recognized $35.4 million in non-cash stock-based compensation expense. Of the 1,997,956 Subordinate Voting Shares issued, 1,590,000 are subject to contractual retention and escrow periods of one to three years.

Off-balance sheet arrangements

We do not have any material off-balance sheet arrangements other than those commitments disclosed in notes 14 and 20 to the December 31, 2014 audited consolidated financial statements of Old FSV.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in Old FSV’s MD&A for the year ended December 31, 2014.

Quarterly income tax provision

Each quarter, Colliers estimates its income tax on the interim financial statements using an estimate of the effective tax rate for the full year which is based on forecasted earnings by country, expected enacted statutory tax rates, and estimated tax adjustments. We evaluate our annual effective tax rate estimate on a quarterly basis to reflect changes in forecasted earnings, geographical mix of earnings, and legislative actions on statutory tax rates and other relevant matters effective in the quarter and which legislation is enacted.

The geographic mix of earnings can significantly impact our estimate of the annual effective tax rate. The United States combined statutory tax rate of 39% has a significant impact on our effective tax rate. Tax rate jurisdictions with combined statutory tax rates of 26.5% or lower with the most significant impact on our effective tax rate include: the United Kingdom (20.25%), Hong Kong (16.5%), Singapore (17%), The People’s Republic of China (25%) and the Netherlands (25%). Other tax rate jurisdictions with effective rates of 26.5% or lower that impact our global effective tax rate include: Cyprus (12.5%), Poland (19%), and Russia (20%).

The tax effect of discrete items occurring in the quarter also impact our effective tax rate.

Impact of recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for US GAAP and International Financial Reporting Standards (“IFRS”) and is effective for the Company on January 1, 2018. The Company is currently assessing the impact of this ASU on its financial position and results of operations.

In April 2015, FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs. The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU. This ASU is effective for the Company on January 1, 2016, at which time the guidance will be applied retrospectively.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt IFRS. In 2004, in accordance the rules of the CSA, Old FSV elected to report exclusively using US GAAP and further elected not to adopt IFRS on January 1, 2011. Under the rules of the CSA, we are permitted to continue preparing financial statements in accordance with US GAAP going forward.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we did not have any financial instruments in place.

Transactions with related parties

As at September 30, 2015, the Company had $0.8 million of loans receivable from minority shareholders of subsidiaries (December 31, 2014 - $2.3 million) and no loans payable to minority shareholders of subsidiaries (December 31, 2014 - $0.2 million). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The business purpose of the loans payable is to finance purchases of non-controlling interests. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

In conjunction with the spin-off transaction on June 1, 2015, the Company entered into transition services agreement with FirstService which sets out the terms under which certain administrative services, rent and other expenses will be allocated. During the period from the spin-off date to September 30, 2015, the Company received $0.1 million in rent from FirstService.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 36,649,617 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,962,000 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On June 1, 2015, the Company issued 1,997,956 Subordinate Voting Shares in exchange for shares and options of the former Commercial Real Estate Services subsidiary of Old FSV (see “Redeemable non-controlling interests” above).

On July 15, 2015, the Company announced a Normal Course Issuer Bid (“NCIB”) effective from July 17, 2015 to July 16, 2016. The Company is entitled to repurchase up to 3,135,000 Subordinate Voting Shares on the open market pursuant to the NCIB. Any shares purchased under the NCIB will be cancelled.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three and nine month periods ended September 30, 2015 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Legal proceedings

Colliers is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

The Company disclosed on May 27, 2015 that management became aware that an independent contractor, working as a broker in its US operations, may have been involved in an improper payment to a third party (in the amount of $0.5 million) in connection with an unconsummated real estate sale transaction in a foreign jurisdiction. The Company’s Board, through its Audit and Risk Committee, retained independent counsel to assist it in reviewing the matter. The Company informed, and is cooperating with, relevant authorities in the US and Canada.

The Audit and Risk Committee’s review was completed on October 26, 2015. Based on that review, it appears that the broker orchestrated a payment, funded by a third party, that the broker believed was intended for an individual associated with a sovereign wealth fund in order to influence a transaction that did not materialize. It also appears that the broker falsified documents, fabricated aspects of the purported transaction and deliberately misled management. The purported transaction was the primary matter on which the broker worked during his brief tenure with the Company. The broker’s conduct directly violated the Company’s established policies, procedures and code of conduct, and he and two associates with whom he worked were immediately terminated. The revenue and related expenses in respect of this transaction recorded in the fourth quarter of 2014 were reversed during the second quarter ended June 30, 2015, the impact of which was not material.

Spin-off risk

Although the spin-off is complete, the transaction exposes Colliers to certain ongoing risks. The spin-off was structured to comply with all the requirements of the public company "butterfly rules" in the Income Tax Act (Canada). However, there are certain requirements of these rules that depend on events occurring after the spin-off is completed or that may not be within the control of Colliers and/or FirstService. If these requirements are not met, Colliers could be exposed to significant tax liabilities which could have a material effect on the financial position of Colliers. In addition, Colliers has agreed to indemnify FirstService for certain liabilities and obligations related to its business at the time of the spin-off. These indemnification obligations could be significant. These risks are more fully described in the Circular which is available at www.sedar.com.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Spin-off risk” and those set out in detail in the “Risk Factors” section of the Circular and Old FSV’s Annual Information Form, which is included in the Old FSV’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Trends in pricing and risk assumption for commercial real estate services.
•	The effect of significant movements in average cap rates across different property types.
•	A reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect our revenues and operating performance.
•	Competition in the markets served by the Company.
•	The ability to attract new clients and to retain major clients and renew related contracts.
•	The ability to retain and incentivize producers.
•	Increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation and health care.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar, UK pound and Euro denominated revenues and expenses.
•	Our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	The ability to execute on, and adapt to, information technology strategies and trends.
•	The ability to comply with laws and regulations related to our global operations, including real estate licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.
•	Political conditions, including political instability and any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.

•	Changes in government laws and policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information regarding the Company and Old FSV, including our Annual Information Form, is available on SEDAR at www.sedar.com.